Filed Pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated March 20, 2013

Relating to Preliminary Prospectus Supplement dated March 20, 2013

Registration Statement No. 333-186702

PRICING TERM SHEET

United States Steel Corporation

$275.0 million aggregate principal amount of

6.875% Senior Notes due 2021 (the “notes”)

The information in this pricing term sheet should be read together with the preliminary prospectus supplement dated March 20, 2013 relating to the offering of the notes (“preliminary prospectus supplement”), including the documents incorporated by reference therein and the related base prospectus dated February 15, 2013, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

Issuer:	United States Steel Corporation (“USS”)

Title of securities:	6.875% Senior Notes due 2021

Principal amount:	$275.0 million

Coupon:	6.875%

Maturity date:	April 1, 2021

Price to public:	100% of principal amount plus accrued interest, if any, from March 26, 2013

Yield to maturity:	6.875%

Benchmark Treasury:	UST 3.625% due February 15, 2021

Spread to benchmark Treasury:	+540 basis points

Interest payment dates:	April 1 and October 1, beginning October 1, 2013

Interest payment record dates:	March 15 and September 15 of each year

Mandatory redemption:	None

Optional redemption:

USS may redeem the notes, in whole or in part, at its option at any time and from time to time prior to April 1, 2017 at a price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed or (ii) the sum of the present values of the redemption price of the notes to be redeemed if they were redeemed on April 1, 2017 and all required interest payments due on such notes through April 1, 2017, exclusive of interest accrued to the date of redemption, discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Yield plus 50 basis points, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

On or after April 1, 2017, USS may redeem the notes, in whole or in part, at its option at any time and from time to time at the redemption prices specified below (expressed as percentages of principal amount), plus accrued and unpaid interest, if any, to, but excluding, the date of redemption, if redeemed during the twelve-month period beginning on April 1 of each of the years indicated below:

On or after:	Price:
2017	103.438%
2018	101.719%
2019 and thereafter	100.000%

Change of control repurchase event:	If a change of control repurchase event occurs, USS will be required to make an offer to repurchase all outstanding notes at a price in cash equal to 101% of the principal amount of the notes, plus any accrued and unpaid interest to but not including the repurchase date.

Pricing date:	March 20, 2013

Closing date:	March 26, 2013 (T+4)

Joint book-running managers:	J.P. Morgan Securities LLC
Barclays Capital Inc.
Goldman, Sachs & Co.
Morgan Stanley & Co. LLC

CUSIP/ISIN:	912909 AJ7 / US912909AJ72

Ratings:

Moody’s: B1 (outlook stable)

S&P: BB (outlook negative)

Fitch: BB- (outlook stable)

Investors are cautioned that a security rating is not a recommendation to buy, sell or hold securities, that it is subject to revision or withdrawal at any time by the assigning rating organization, and that each rating should be evaluated independently of any other rating.

Net proceeds:	The net proceeds from the sale of the notes in this offering are estimated to be approximately $270,187,500, after deducting underwriting discounts but before USS’s estimated offering expenses.

Concurrent senior convertible notes offering

On March 20, 2013, USS priced an offering of $275.0 million aggregate principal amount of 2.75% Senior Convertible Notes due 2019 (the “senior convertible notes offering”). USS granted the underwriters of the senior convertible notes offering a 30-day option to purchase an additional $41.25 million aggregate principal amount of senior convertible notes. The senior convertible notes offering is expected to close on or around March 26, 2013, subject to customary closing conditions. This offering and the senior convertible notes offering are not contingent on one another.

T+4 settlement

USS expects that delivery of the notes will be made against payment therefor on or about the fourth business day following the date hereof (this settlement cycle being referred to as “T+4”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date hereof will be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

USS has filed a registration statement including a prospectus and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and other documents USS has filed with the SEC for more complete information about USS and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, USS, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request them from J.P. Morgan Securities LLC c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by telephone at (866) 803-9204; Barclays Capital Inc. c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at (888) 603-5847 or email: Barclaysprospectus@broadridge.com; Goldman, Sachs & Co., Attn: Prospectus Department, 200 West Street, New York, NY 10282, or by telephone at (866) 471-2526, facsimile: (212) 902-9316 or e-mail: prospectus-ny@ny.email.gs.com; or Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, Second Floor, New York, NY 10014, or by telephone at (866) 718-1649 or email: prospectus@morganstanley.com.

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